

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 2, 2013

Tong Tang
President, Chief Executive Officer and Director
MJP International LTD.
2806, 505 – 6th Street SW
Calgary, Alberta
Canada T2P 1X5

> **Re:** **MJP International Ltd.**
> **Registration Statement on Form S-1**
> **Amended July 24, 2013**
> **File No. 333-188152**

Dear Mr. Tang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 12, but have not received the materials you reference. Upon receiving them, we may have additional comments.

Results of Operations of MJP International Ltd. for the period from July 19, 2010 (inception) to March 31, 2013, page 33

2.   Please delete your results of operations discussion since inception. In addition, provide a discussion your results of operations for the nine months ended March 31, 2013 as compared to the nine months ended March 31, 2012.

Liquidity and Financial Condition of MJP International as of March 31, 2013

3.   Please provide a more detail discussion of your liquidity and financial condition. We note your cash requirements discussion on page 32.

4.   Revise your cash flows table to present your cash flows for the nine months ended March 31, 2013 and 2012.

Company Financial Statements

Interim Consolidated Balance Sheet, page F-15

5.   Please revise the title, "Deficit," to "Deficit accumulated during the development stage."

Interim Consolidated Statement of Stockholders' Equity, page F-17

6.   We note your response to comment 20. The acquisition should be treated as a recapitalization of you, MJP International Ltd., with MJP Lightning Solutions Ltd. as the acquirer (reverse acquisition). Accordingly, please revise to present the stockholders' equity of the MJP Lightning Solutions Ltd including its wholly-owned subsidiary, MJP Holdings Ltd, and adjust such equity to reflect the legal capital of you.

Interim Consolidated Statement of Stockholders' Equity, page F-17
Interim Consolidated Statements of Cash Flows, page F-18

7.   Please tell us how the $120,694 net proceeds from the issuance of common shares were determined. We note that 3,958,500 shares were issued for $0.03 per share.

Note 1 – Nature and Continuance of Operations, page F-19

8.   We note your response to comments 2, 27 and 29. Based on your revised disclosures, it appears that the December 10, 2012 transaction should be accounted for as a reverse recapitalization and not as a business combination between entities under common control. We understand that the shareholders of MJP BVI were not shareholders of you prior to such transaction. Immediately after the transaction, the shareholders of MJP Lighting Solutions Ltd. owned 98.8% of you. Revise your accounting and disclosures accordingly.

Note 2 – Summary of Significant Accounting Policies, page F-21

Recent Accounting Pronouncements, page F-25

9.   Since you adopted ASC 2011-11, please revise the last sentence to disclose the impact of the adoption.

Note 3. Transaction, page F-26

10.   We note your response to comment 30. Based on your response and the accounting for the transaction as a reverse acquisition, it does not appear to be appropriate to recognize the $360,000 compensation expense. Please revise or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Robert Shapiro, Staff Accountant, at 202-551-3237 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, Celeste Murphy, Legal Branch Chief, at 202-551-3257, or me at 202-551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Celeste M. Murphy for

Tong Tang
MJP International Ltd.
August 2, 2013
Page 4

Larry Spirgel
Assistant Director